[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 10, 2012

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc.

Registration Statement on Form S-1

Filed August 13, 2012

File No. 333-183254

Dear Mr. Riedler:

On behalf of Zoetis Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement with the Commission on August 13, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 10, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

Registration Statement on Form S-1

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment and advises the Staff that it has made the appropriate changes throughout the Amendment.

2.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

The Company acknowledges the Staff’s comment and advises the Staff that it intends to include a bona fide price range in a pre-effective amendment to the Registration Statement.

3.	In an appropriate place in your filing, please indicate at which point during this offering Pfizer will exchange Class A common stock for its outstanding debt held by the debt exchange parties.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 7, 10, 40, 136 and 159 to indicate that the debt-for-equity exchange will occur on the settlement date of the offering (and on the settlement date of any shares sold pursuant to the underwriters’ option to purchase additional shares, if applicable) immediately prior to the settlement of the debt exchange parties’ sale of the shares to the underwriters.

4.	This Form S-1 appears to register the offering of Class A common stock by the debt exchange parties. Please identify the exemption from registration upon which Pfizer will rely with respect to its offering of common stock in exchange for its outstanding debt held by the debt exchange parties. Please also advise us as to the basis for Pfizer’s reliance on this exemption.

The Company respectfully submits that (1) Pfizer’s exchange of shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), for outstanding Pfizer indebtedness held by the debt exchange parties, (2) the debt exchange parties’ sale of those shares to the underwriters and (3) the underwriters’ resale of those shares to the public, should be viewed, for purposes of U.S. securities laws, as a unified underwritten offering pursuant to a registration statement under the Securities Act of 1933, as amended. As disclosed on page 160, the debt exchange parties will be deemed, for purposes of U.S. securities laws, to be “underwriters” of the shares of Class A Common Stock offered in the initial public offering. In addition, as disclosed on page 11, Pfizer will be deemed, for purposes of U.S. securities laws, to be the “selling stockholder” in the initial public offering.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

5.	Please revise your disclosure to indicate whether the market information you have obtained from Vetnosis Limited was prepared by Vetnosis on your behalf.

In response to the Staff’s comment, the Company has revised the Registration Statement on page ii to indicate that the market information obtained from Vetnosis Limited was not prepared by Vetnosis Limited on the Company’s behalf.

Summary, page 1

6.	Please provide additional context for your statement that you have been committed to enhancing the health of animals and bringing solutions to your customers “for more than 60 years,” in light of the fact that you were formed as a company by Pfizer in 2012 and have been operating as a business unit of Pfizer immediately prior to the offering. Please also make corresponding changes to the other locations in your disclosure in which you make this statement.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages ii, 1, 54, 93 and 97.

7.	Please define “brand lifecycle development” at your first reference to this term.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 1.

The underwriting and the debt-for-equity exchange, page 7

8.	Please expand this section to provide a full description of the material terms of the indebtedness of Pfizer held by the debt exchange parties.

The Company respectfully submits that adding a full description of the material terms of the Pfizer indebtedness in the prospectus likely would confuse investors in the Company’s Class A Common Stock as the terms of the Pfizer indebtedness are not material, not relevant and not meaningful to such investors. As disclosed on page 7, the Company “[will] not guarantee or have any other obligations in respect of the Pfizer indebtedness.” This indebtedness will be comprised solely of commercial paper that will be issued by Pfizer to the debt exchange parties. The commercial paper will be issued under customary terms in an arm’s length transaction.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

Risk Factors, page 8

9.	Please revise your prospectus summary to briefly describe the expected benefits that you may not achieve as a result of the Separation and Distribution. In this regard, please specifically highlight that you will face significant risks as a standalone public company without many of the resources previously available to you as a private business unit of Pfizer.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 8.

10.	Please revise your prospectus summary to highlight that Pfizer will beneficially control a majority of the voting power of your outstanding common stock, and as a result, will be able to determine the outcome of future corporate actions including the election of directors.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 8.

Conflicts of Interest, page 8

11.	Please revise your prospectus summary to highlight the basis for the conflict of interest you are deemed to have under Rule 5121 of the Conduct Rules of FINRA.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 9.

12.	Please revise your prospectus summary to highlight that you may also face a conflict of interest as a result of the fact that your directors may simultaneously serve as employees of Pfizer.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 8.

Risk factors, page 13

“Restrictions and bans on the use of antibiotics used in food-producing animals . . .,” page 13

13.	You note in this risk factor that antibiotics for livestock have represented a significant portion of your revenues. Please quantify the portion of revenues attributable to antibiotics for livestock as of December 31, 2011 and June 30, 2012.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 14.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

“An outbreak of infectious disease carried by animals could . . .,” page 14

14.	Please discuss whether and, if so, how the announced case of BSE in California in 2012 impacted your operating results and financial condition.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 15.

“Generic products may be viewed as more cost-effective than our products,” page 16

15.	Please revise your risk factor to quantify the “substantial portion” of your revenue that is derived from products that are not protected by patents.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 17.

“Our business could be affected adversely by labor disputes, strikes . . .,” page 17

16.	To the extent that you have experienced any problems with your employees such as those described in this risk factor, please revise to describe those problems.

The Company acknowledges the Staff’s comment and advises the Staff that it has not experienced any material labor disputes, strikes, work stoppages or other labor-relations problems with the Company’s employees.

“Loss of our key personnel could disrupt our operations,” page 17

17.	Please expand this risk factor to name your key employees.

The Company has revised the Registration Statement to delete references to “key employees” in this risk factor on page 18. The Company respectfully advises the Staff that it does not believe that the loss of any individual employee, other than one or more of its executive officers, would be reasonably likely to have a material adverse effect on its operating results or financial condition.

18.	It does not appear that you have entered into any employment agreements with your key employees. Please expand this risk factor to disclose this.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 18 to indicate that the Company has not entered into employment agreements with its executive officers. As discussed in the response to comment 17 above, the Company has revised this risk factor to delete references to “key employees.”

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

“Our R&D relies on evaluations in animals,” page 18

19.	Please revise your risk factor heading to state the specific risk you face as a result of relying on evaluations of animals in your research and development efforts.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 20.

“We may incur substantial costs and receive adverse outcomes . . .,” page 20

20.	Please expand this risk factor to quantify your insurance coverage.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 21 to delete the reference to insurance coverage in this risk factor. The Company respectfully submits that the inclusion of information regarding any insurance coverage would mitigate the risk presented in this risk factor. The Company believes that it may be responsible for significant damages in pending or future litigation or legal matters regardless of any insurance coverage. Accordingly, the Company believes that this risk factor, as revised, properly describes the risk to the Company.

“We are subject to complex environmental, health and safety laws and regulations,” page 21

21.	Please expand this risk factor to quantify the liabilities incurred to date under CERCLA and under other federal, state, local and foreign environmental clean-up laws.

The Company respectfully advises the Staff that the Company does not believe that providing additional information about these liabilities is material to a Class A Common Stock investor’s understanding of the Company or this risk. The Company informs the Staff that, as of July 1, 2012, the Company had accrued $24 million as a reserve for environmental matters, which includes reserves for remedial actions (such as those brought under CERCLA and other environmental cleanup laws) and environmental indemnification obligations.

“Foreign exchange rate fluctuations and potential currency controls . . .,” page 23

22.	Please identify the countries in which you do business that impose cash repatriation restrictions and exchange controls.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 24 to indicate that China and Venezuela impose cash repatriation restrictions and exchange controls that may materially adversely affect the Company. In addition, the Company respectfully advises the Staff that other countries in which the Company does business impose cash repatriation restrictions and exchange controls; however, such restrictions and controls are not materially burdensome or the Company’s revenues in such countries are not sufficient to warrant additional disclosure.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

“We may be unable to successfully manage our online ordering sites,” page 25

23.	To the extent that you have experienced any problems with your online business such as those described in this risk factor, please revise to describe those problems.

The Company acknowledges the Staff’s comment and advises the Staff that it has not experienced any material problems with its online business.

“We may be unable to adequately protect our customers’ privacy . . ..,” page 26

24.	To the extent that you have experienced any problems with customer privacy such as those described in this risk factor, please revise to describe those problems.

The Company acknowledges the Staff’s comment and advises the Staff that it has not experienced any material problems with customer privacy.

“We expect to have substantial indebtedness,” page 26

25.	Please expand this risk factor to quantify your indebtedness following the offering, and describe the circumstances in which you assumed this indebtedness. Please also add this additional disclosure to the section “Description of certain indebtedness” in your prospectus.

The Company acknowledges the Staff’s comment and, once the Company has identified the transactions in which it will incur indebtedness, the Company will expand this risk factor in a pre-effective amendment to the Registration Statement to quantify its indebtedness and describe the circumstances in which it will incur such indebtedness. The Company further advises the Staff that, at such time, the Company will also include additional disclosure with respect to such indebtedness in the section “Description of certain indebtedness” in the prospectus.

“The Distribution may not occur,” page 28

26.	Please briefly describe the conditions that must be met in order for Pfizer to proceed with the Distribution.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 30.

“We will be a ‘controlled company’ within the meaning of . . .,” page 30

27.	Please expand this risk factor to describe the specific corporate governance requirements with which you may elect not to comply.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 32 and 118.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

“Prior to the completion of the Distribution, certain of our directors may have . . .,” page 31

28.	Please identify the directors that will retain positions with Pfizer following this offering. In addition, please identify the position that each director holds with Pfizer.

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 32.

“We will incur significant charges in connection with this offering . . .,” page 32

“Following the Separation, we will rely, in part, on the R&D collaboration . . .,” page 32

29.	Once your transitional services and R&D collaboration and license agreements with Pfizer have been executed, please expand these two risk factors to discuss the material terms of these agreements including duration and any applicable termination provisions.

The Company acknowledges the Staff’s comment and, once the material terms of the transitional services agreement and the R&D collaboration and license agreement with Pfizer have been agreed upon, the Company will expand the risk factors related to these agreements in a pre-effective amendment to the Registration Statement to discuss the material terms of these agreements, including their duration and any applicable termination provisions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44

30.	Please revise your disclosure to explain how the anticipated financing arrangements are factually supportable. Please explain how these pro forma adjustments are based on reliable and documented evidence.

The Company acknowledges the Staff’s comment and the Company respectfully advises the Staff that, once the Company provides pro forma adjustments in a pre-effective amendment to the Registration Statement, such adjustments will comply with the requirements for pro forma financial information.

31.	Please clarify if you have entered into any agreements with Pfizer to provide services to you. If so please provide pro forma adjustments as needed to reflect the impact of the agreements.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not yet entered into any agreements with Pfizer, other than the master manufacturing and supply agreements. The terms of these additional agreements are currently under negotiation between the parties. Once the material terms of these additional agreements have been agreed upon, the Company will consider whether pro forma adjustments should be provided to reflect the impact of these agreements.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

The Separation and Distribution transactions, page 49

32.	Please expand your disclosure of the Separation to discuss the state of your intellectual property, manufacturing facilities, research facilities, and employees following the Separation. Specifically, please describe those assets to be retained by Pfizer and those which you will own.

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Analysis of the Combined Statements of Operations, page 57

Research and Development Expenses, page 65

33.	Please revise your disclosure to provide a break out of research and development expense by research stage and by therapeutic area for each period presented. If future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please disclose this fact.

A. Please revise your disclosure to provide a break out of research and development expense by research stage and by therapeutic area for each period presented.

In its interpretive release entitled “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “Commission Guidance”), the Commission stated that the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section “should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business” and “in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations.”

Management’s View of Research and Development Expense

The Company respectfully advises the Staff that management does not manage the Company’s operations by research stage or by therapeutic area. As disclosed on page 106, the Company prioritizes research and development (“R&D”) spending on an annual basis with the goal of transparency and alignment of research and business objectives and allocates capital based on return on investment criteria, taking into account customer needs, revenues and profitability potential, the probability of technical and regulatory success and timing of launch. A centralized portfolio management function links development plans with financial systems to build a comprehensive view of the status of project progression and spend without a focus on spending by research stage or by therapeutic area.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

Accordingly, the presentation of R&D expense by research stage or by therapeutic area in the MD&A would be inconsistent with how the Company’s management sees the business.

Disaggregated R&D expenses does not promote an understanding of the Company’s business

While the Company may be able to disaggregate R&D expense by research stage or by therapeutic area generally, the Company does not believe that the inclusion of such information promotes an understanding of the Company’s business. As discussed on page 90 in the section entitled “Industry—Animal health industry distinctions from human health industry,” animal health medicines and vaccines companies generally do not rely on new product R&D to the same extent as human health companies. In addition, due to variations in regulatory requirements and development activities across animal health product categories, there are no universally defined research stages in the animal health industry. As a result of this lesser reliance on new product R&D and lack of clearly defined research stages, disaggregated R&D expenses are not material, not relevant and not meaningful to investors in the Company’s Class A Common Stock.

The Company has a diverse product portfolio and does not rely on the performance of any single product. In addition, the Company’s products have strong brand loyalty, which often continues after the loss of patent-based and regulatory exclusivity. As a result, the Company does not rely to any material extent on the success of any individual R&D project to grow or maintain its business.

As discussed in the Company’s MD&A under the heading “Factors affecting our performance,” the Company’s performance is affected by a variety of factors in addition to its product development initiatives, including industry growth, perceptions of product quality, safety and reliability, the overall economic environment, weather conditions and the availability of natural resources, competition, disease outbreaks in livestock and foreign exchange rates. As a result, the Company believes that additional disclosure regarding its R&D expense by research stage or by therapeutic area would improperly emphasize R&D expense as it is immaterial to a Class A Common Stock investor’s understanding of the Company’s business.

B. If future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please disclose this fact.

In the Commission Guidance, the Commission stated that the disclosure of a potential trend is not required if “a company is able to conclude either that it is not reasonably likely that the trend . . . will occur or come to fruition, or that a material effect on the company’s liquidity, capital resources or results of operations is not reasonably likely to occur.”

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

R&D Expense

The Company respectfully advises the Staff that the Company’s management does not believe that it is reasonably likely that a material change in the current trends in the Company’s aggregate R&D expense will occur.

Mix of R&D Expense

The Company respectfully advises the Staff that it believes that the mix of R&D expense by research stage or by therapeutic area may vary in future periods. As discussed above, the Company allocates R&D spending based on return on investment criteria, as opposed to research stage or therapeutic area criteria. As a result, the Company cannot predict if the mix of R&D expense by research stage and therapeutic area will be consistent in future periods. In addition, changes in the mix of R&D expense by research stage or by therapeutic area are not reasonably likely to have a material effect on the company’s liquidity, capital resources or results of operations, as any such changes would represent a reallocation of the Company’s R&D resources consistent with its goal of aligning research and business objectives and allocation of capital based on return on investment criteria.

As a result, the Company believes that additional disclosure regarding its future R&D expense or the mix of R&D expense is not required.

Adjusted Net Income, page 69

Reconciliation, page 72

34.	Please expand your disclosure to include how the tax effect on each of the adjustments between reported net income attributable to Zoetis and adjusted net income was calculated. Please refer to Question 102.11 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 77.

Industry, page 84

35.	You indicate on page 84 that you hold the number two position in your industry in Western Europe. In an appropriate place in your filing, please identify the competitor that holds the number one position in Western Europe.

The Company respectfully advises the Staff that Merck Animal Health, the animal health division of Merck & Co., Inc. (also known as Merck Sharp & Dohme Corp), holds the number one position in Western Europe. In addition, the Company respectfully advises the Staff that the Company has disclosed that Merck Animal Health is a primary competitor of the Company in the section entitled “Business—Competition” on page 109. As such, the Company does not believe that specifically identifying Merck Animal Health as holding the number one

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

position in Western Europe would meaningfully enhance a Class A Common Stock investor’s understanding of the Company or its competitive position.

Business, page 90

Manufacturing and Supply Chains, page 104

36.	Please expand this section to describe your manufacturing network following the Separation. This information should also be added to “Properties” on page 109.

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 107 and on page 113.

37.	Please file leases to all material manufacturing sites as exhibits to this registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that none of the leases for its manufacturing sites are material.

Management, page 111

Compensation Discussion and Analysis, page 114

Elements of Pay, page 116

38.	On page 116, you discuss the funded pool based on Pfizer’s performance on three financial metrics that is used to fund incentive compensation. Please expand your discussion of this pool to address the following topics:

•

Please discuss the threshold, target, and maximum levels of achievement for each financial performance metric taken into account to determine the pool that funds incentive compensation (i.e. total revenues, adjusted diluted earnings per share, and cash flow from operations) and;

•	Please discuss the achievement of each financial performance metric;

•	Please disclose the total pool for incentive compensation in 2011.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 122 to address the threshold, target and actual levels of achievement for the financial performance metrics relating to Pfizer’s annual incentive program. The Company respectfully submits that the maximum level of achievement and the total pool for incentive compensation in 2011 are not material to understanding the incentive awards paid to Messrs. Alaix and Passov. The Company respectfully submits that the Company has provided all of the information necessary to understand the annual incentive awards payable and paid to the Named Executive Officers in 2011, including the maximum achievement levels for each Named Executive Officer as set forth in the 2011 grants of plan-based awards table on page 128.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

39.	We note that Messrs. Alaix and Passov were awarded non-equity incentive plan compensation for the 2011 fiscal year under the Global Performance Plan. Please expand your disclosure in this section to describe the factors considered by the Compensation Committee in determining the amounts awarded. Your disclosure should address the following topics, as applicable:

•

The individual and corporate performance objectives applicable to each named executive officer and used to determine their annual cash incentive awards and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative;

•	The threshold, target, and maximum levels of achievement of each performance measure used to determine annual cash incentive awards, if applicable;

•	The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of cash incentive bonus to be awarded;

•	The evaluation by the Compensation Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Pfizer’s Compensation Committee was not involved in determining the non-equity incentive plan compensation awarded to Messrs. Alaix and Passov under the Global Performance Plan due to the fact that the Company’s Named Executive Officers were not named executive officers of Pfizer. The Company has revised the disclosure on page 122 to include additional information relating to Pfizer’s process for determining Messrs. Alaix’s and Passov’s non-equity incentive plan compensation, as well as the factors considered.

2011 grants of plan-based awards table, page 119

40.	Please revise the estimated future payouts under non-equity incentive plan awards column of your grants of plan-based awards table to reflect the payouts that Messrs. Alaix and Passov would have received based upon threshold, target, and maximum achievement under the Global Performance Plan in 2011.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 128.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

41.	Please file the following as exhibits to your registration statement:

•	The 2004 Pfizer Stock Plan;

•	The Senior Leadership Council Separation Plan;

•	The Pfizer Retirement Plan; and

•	The Supplemental Retirement Plan.

In response to the Staff’s comment, the Company will file the 2004 Pfizer Stock Plan and the Supplemental Retirement Plan as exhibits to a pre-effective amendment to the Registration Statement. The exhibit index has been revised on pages II-2 and II-5 to indicate that the Company will file these exhibits. The Company respectfully submits that the Senior Leadership Council Separation Plan is not relevant as it will not apply to the Company’s Named Executive Officers following the offering. The Senior Leadership Council Separation Plan will be replaced and the Company will file the replacement plan as an exhibit when it is finalized. Accordingly, the Company has not filed the Senior Leadership Council Separation Plan.

The Company further submits that the Pfizer Retirement Plan is a tax-qualified defined benefit pension plan, which is available to employees generally and provides for the same method of allocation of benefits between management and non-management participants. Accordingly, as provided in Item 601(b)(10)(iii)(C)(4) of Regulation S-K, the Company has not filed the Pfizer Retirement Plan.

Principal and Selling Stockholder, page 127

42.	Please identify each of the debt exchange parties and indicate the underwriters with which they are affiliated.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 136. The Company respectfully advises the Staff that it is currently in the process of identifying the debt exchange parties and, once the debt exchange parties are identified, it will identify the debt exchange parties and indicate the underwriters with which they are affiliated in a pre-effective amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 128

43.	We note your exhibit index does not indicate that you will file your manufacturing and supply agreements, your intellectual property license agreements, and the Brazil agreements with Pfizer as exhibits to your registration statement. Please confirm that you will file any such agreements as exhibits to the registration statement once they have been executed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the master manufacturing and supply agreements have been executed and that the terms of the intellectual property license agreements and the Brazil agreements are currently under negotiation between the parties. In response to the Staff’s comment, the Company has filed

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

an executed master manufacturing and supply agreement as an exhibit to the Amendment and has revised the exhibit index on pages II-2 and II-5.

44.	Please expand your disclosure of each agreement described in this section to discuss the term and termination provisions.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 138 with respect to the master manufacturing and supply agreements. With respect to the other agreements in this section, the Company acknowledges the Staff’s comment and, once the material terms of these agreements have been agreed upon, the Company will expand the disclosure in a pre-effective amendment to the Registration Statement to discuss the material terms of each such agreement, including duration and any applicable termination provisions.

45.	Please expand your disclosure of the Research and Development Collaboration and License Agreement to discuss all payment provisions, such as upfront payments, royalties and milestones, and the rights of each party regarding any products developed using the intellectual property that is the subject of this agreement.

The Company acknowledges the Staff’s comment and, once the material terms of the R&D collaboration and license agreement with Pfizer have been agreed upon, the Company will expand the disclosure in a pre-effective amendment to the Registration Statement to discuss all payment provisions and the rights of each party regarding any products developed using the intellectual property that is the subject of the agreement.

46.	Please expand your disclosure regarding the manufacturing and supply agreements to discuss which material manufacturing sites will be transferred to you and which sites will be retained by Pfizer.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 138.

Underwriting, page 146

47.	Please file the debt-for-equity exchange agreement described on page 149 as an exhibit to your registration statement once it is executed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file a form of the debt-for-equity exchange agreement as an exhibit to a pre-effective amendment to the Registration Statement once the debt exchange parties have been identified and a form of the agreement has been agreed upon. The exhibit index has been revised on pages II-2 and II-5 to indicate that the Company will file a form of this agreement.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

48.	Please identify Pfizer as an underwriter in this offering or advise us as to why you do not believe Pfizer is required to be identified as an underwriter.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 160 to identify Pfizer as an underwriter in this offering.

49.	Please identify each of the debt exchange parties as underwriters in this offering or advise us as to why you do not believe each of the exchange parties is required to be identified as an underwriter.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 160 to identify the debt exchange parties as underwriters in this offering.

Conflicts of Interest, page 150

50.	We note your statement regarding the existence of a conflict of interest under Rule 5121 of the FINRA Conduct Rules with regard the receipt of proceeds from the offering by debt exchange parties affiliated with underwriters. As such, it appears that you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters’ due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering. Please also consider an offering-related risk factor explaining the potential risk to purchasers.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 9 and 160 to state that the Conduct Rules of FINRA will require the participation of a qualified independent underwriter. Pfizer is in the process of identifying the debt exchange parties and, as such, it is not possible to determine which underwriter can be designated as the qualified independent underwriter and what such underwriter’s role is in the offering. Once the debt exchange parties have been identified and a determination can be made as to which underwriter will act as a qualified independent underwriter, the Company will revise the disclosure regarding the qualified independent underwriter accordingly.

In response to the Staff’s comment regarding the addition of a risk factor, the Company respectfully submits that the amended disclosure is adequate in light of the prominent disclosure of the nature of the conflict of interest, the name of the member acting as qualified independent underwriter and the statement regarding the role and responsibilities of the qualified independent underwriter. The Company respectfully submits that a risk factor would not meaningfully enhance the disclosure, as the conflict of interest is already prominently disclosed in the Registration Statement.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

Combined Balance Sheets, page F-5

51.	Please disclose all items included in other current liabilities that exceed five percent of total liabilities separately, either on the face of the statement or in the notes to the financial statements.

The Company respectfully advises the Staff that it has separately stated in the notes to the combined financial statements all amounts in Other current liabilities that exceed five percent of Total current liabilities. The Company refers the Staff to page F-13 for the disclosure of accruals for sales deductions included in Other current liabilities and page F-15 for the disclosure of accrued restructuring reserves included in Other current liabilities.

Notes to Combined Financial Statements

2. Basis of Presentation

52.	Please revise your disclosure to state, if true, that the allocations are only based on proportional allocation methods when the specific identification basis is not practicable.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-9.

53.	Your disclosure states that the proportional allocation method used depends on the nature of the services. For the $268 million that was allocated to selling, general and administrative expenses for enabling functions in 2011, please revise your disclosure to clarify the specific methods used to allocate the most significant support functions included in the $268 million.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-9.

4. Acquisitions, Divestitures and Certain Investments

E. Certain Investments

Formation of Jilin Pfizer Guoyuan Animal Health Co., Ltd., page F-22

54.	Please revise your disclosure to include your methodology for determining that you were the primary beneficiary of Jilin. Please include the significant judgments and assumptions made. Refer to ASC 810-10-50-12.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-22.

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

7. Tax Matters

A. Taxes on Income

Tax Rate Reconciliation, page F-27

55.	For the reconciling item, ‘Taxation of non-U.S. operations’, footnote (b) states that the jurisdictional location of earnings is a significant component of the effective tax rate each year as tax rates outside the U.S. are generally lower than the U.S. statutory income tax rate. You also state at the end of footnote (b) that in all periods presented, the reduction in the effective tax rate resulting from the jurisdictional locations of earnings is largely due to manufacturing incentives associated with your manufacturing operations in Singapore. Please revise your disclosure to quantify and explain the factors that resulted in an increase to the effective tax rate from taxation of non-U.S. operations for each period presented.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-27.

15. Commitments and Contingencies

C. Purchase Commitments, page F-45

56.	Please disclose the amount of the potential milestone payments separately and clarify the key events that might obligate you to make these payments.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-45 to separately disclose the approximately $5 million of potential milestone payments that are deemed reasonably likely to occur. The Company respectfully submits that additional disclosure about the key obligating events is not necessary as these potential payments are not currently significant. The Company will continue to monitor this disclosure for adequacy.

16. Segment, Geographic and Revenue Information, page F-45

57.	Please revise your disclosure to include a break out of your revenues by each of the five major product categories in accordance with ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the Registration Statement on page F-49.

Unaudited Condensed Combined Financial Statements of Zoetis Inc., page F-51

58.	Please provide updated interim financial statements as well as updated disclosures.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page F-51 to include the Company’s unaudited condensed combined financial statements for the six months ended July 1, 2012 and July 3, 2011.

* * * * *

Jeffrey P. Riedler

Securities and Exchange Commission

October 10, 2012

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/S/ STACY J. KANTER

Stacy J. Kanter

cc:	Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Rose Zukin, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Juan Ramón Alaix, Zoetis Inc.

Heidi Chen, Executive Vice President and General Counsel, Zoetis Inc.

Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.

Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Larry Bradley, KPMG LLP